EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(Expressed in Canadian Dollars)
(Unaudited)

1600 - 570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Expressed in Canadian Dollars)
	Notes	September 30, 2012	December 31, 2011

ASSETS

Current assets
Cash and cash equivalents		$52,859,147	$16,447,223
Receivables		15,452,283	6,790,658
Deposits and prepaid expenses		83,314	373,346
Due from Silver Standard Resources Inc.	5	-	501,989
Total current assets		68,394,744	24,113,216

Non-current assets
Restricted cash	3	1,139,000	378,755
Property, plant and equipment		3,754,323	2,775,871
Mineral interests	3	565,521,820	490,762,469
Total non-current assets		570,415,143	493,917,095

Total Assets		$638,809,887	$518,030,311

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$8,099,158	$5,414,233
Flow-through share premium liability		519,368	-
Total current liabilities		8,618,526	5,414,233

Non-current liabilities
Asset retirement obligation		342,989	174,127
Property payment	3	-	400,000
Deferred income tax liability		9,243,470	1,533,472
Total liabilities		18,204,985	7,521,832

EQUITY

Share capital	4	623,434,289	511,262,747
Share based payment reserve	4	39,820,468	30,747,469
Deficit		(42,649,855)	(31,501,737)
Total equity		620,604,902	510,508,479

Total Equity and Liabilities		$638,809,887	$518,030,311

These condensed consolidated interim financial statements are authorized for issuance by the Board of Directors on
November 8, 2012.

On behalf of the Board:
" Ross A. Mitchell"	"C. Noel Dunn"
Ross A. Mitchell (Chairman of Audit Committee)	C. Noel Dunn (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited – Expressed in Canadian Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2012	2011	2012	2011

EXPENSES

Amortization		$95,711	$26,720	$202,844	$56,182
Consulting		19,749	77,097	59,101	142,958
General and administrative		187,069	74,050	528,513	245,815
Insurance		74,426	27,237	234,932	70,551
Investor relations		215,862	260,022	629,521	566,172
Listing fees		244,068	74,874	753,319	184,899
Professional fees		107,923	16,667	422,245	269,760
Salaries		297,985	218,469	973,349	820,011
Share-based compensation	4	763,469	1,968,853	4,570,692	10,554,932
Travel and accommodation		125,056	854	221,700	122,207

Operating loss		2,131,318	2,744,843	8,596,216	13,033,487

OTHER ITEMS

Accretion of asset retirementobligation		7,465	-	9,851	-
Interest income		(215,808)	(89,923)	(451,209)	(310,404)
Other income		-	-	-	(250,000)

Loss before taxes		1,922,975	2,654,920	8,154,858	12,473,083

Deferred income tax expense (recovery)		1,289,652	(2,293,500)	2,993,260	(2,293,500)

Net loss and comprehensive loss for the period		$3,212,627	$361,420	$11,148,118	$10,179,583

Basic and diluted loss per common share		$0.03	$0.01	$0.12	$0.13

Weighted average number of common shares outstanding		94,140,136	86,633,456	90,977,048	85,371,236

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Expressed in Canadian Dollars)

		Nine months ended September 30,
	Notes	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period		$(11,148,118)	$(10,179,583)
Items not affecting cash:
Accretion of asset retirement obligation		9,851	-
Amortization		202,844	56,182)
Deferred income tax expense (recovery)		2,993,260	(2,293,500))
Share-based compensation	4	4,570,692	10,554,932)
Change in non-cash working capital items:
Receivables		(102,256)	(2,434,858)
Prepaid expenses		290,032	(250,992)
Due from Silver Standard Resources Inc.	5	501,989	(3,962)
Accounts payable and accrued liabilities		(1,417,810)	(926,464)

Net cash used in operating activities		(4,099,516)	(5,478,245)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued, net	4	117,216,301	15,081,500)
Proceeds from exercise of stock options		128,641	(933,779)
Underwriters’ exercise of over allotment option		-	18,000,000
Settlement of convertible promissory note		-	(18,000,000)

Net cash generated by financing activities		117,344,942	14,147,721)

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash	3	(760,245)	(365,000)
Expenditures on mineral interests	3	(74,438,316)	(23,061,278)
Purchase of property, plant and equipment		(1,634,941)	(1,983,521)

Net cash used in investing activities		(76,833,502)	(25,409,799)

Change in cash and cash equivalents for the period		36,411,924	(16,740,323)

Cash and cash equivalents, beginning of period		16,447,223	48,533,766)

Cash and cash equivalents, end of period		$52,859,147	$31,793,443)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
 (Unaudited – Expressed in Canadian Dollars)

		Common shares
	Note	Number of shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2010		78,844,586	$458,738,330	$13,779,108	$(14,130,016)	$458,387,422
Underwriters’ exercise of over allotment option		3,000,000	18,000,000	-	-	18,000,000
Shares issued on conversion of promissory note		3,625,500	21,753,000	-	-	21,753,000
Value assigned to options granted		-	-	11,632,086	-	11,632,086
Shares issued under flow-through share agreement		1,390,000	15,081,500	-	-	15,081,500
Flow-through share premium			(2,293,500)	-	-	(2,293,500)
Share issue costs			(933,779)	-	-	(933,779)
Loss for the period			-	-	(10,179,584)	(10,179,584)
Balance – September 30, 2011		86,860,086	$510,345,551	$25,411,194	$(24,309,600)	$511,447,145
Balance – December 31, 2011		86,860,086	$511,262,747	$30,747,469	$(31,501,737)	$510,508,479
Shares issued under flow-through agreement	4	2,400,000	36,837,000	-	-	36,837,000
Shares issued under prospectus offering	4	5,554,500	80,540,250	-	-	80,540,250
Share issue costs		-	(7,148,948)	-	-	(7,148,948)
Deferred income tax on share issuance costs		-	1,751,893	-	-	1,751,893
Value assigned to options granted	4	-	-	9,135,705	-	9,135,705
Shares issued upon exercise of options, for cash	4	13,050	128,641	-	-	128,641
Transfer from share-based payments reserve on exercise of options		-	62,706	(62,706)	-	-
Loss for the period		-	-	-	(11,148,118)	(11,148,118)
Balance – September 30, 2012		94,827,636	$623,434,289	$39,820,468	$(42,649,855)	$620,604,902

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars)

1.             NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of its registered office is 1600 – 570 Granville Street, Vancouver, BC, V6C 3P1.

The Company owns the Snowfield and Brucejack Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of exploring the Projects and has not yet determined whether they contain economically recoverable mineral reserves.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests is entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, obtaining the necessary permits to mine, and on future profitable production or from the proceeds from the disposition of the Projects.

2.             SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, these Financial Statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. These financial statements should be read in conjunction with the Company’s financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements for the year ended December 31, 2011.

b)	Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements.

•	Impairment

The Company considers both external and internal sources of information in assessing whether there are any indicators that mineral interests are impaired. External sources of information include changes in the market, and the economic and legal environment in which the Company operates. Internal sources of information include the manner in which mineral interests are being used or are expected to be used.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012 and 2011
 (Unaudited – Expressed in Canadian Dollars)

3.             MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration projects located in northwest British Columbia.

Expenditures on the Company’s mineral interests are summarized as follows:

	Period ended September 30, 2012

	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of period	$142,888,167	$309,064,110	$451,952,277
Additions in the period	52,627	3,528	56,155
Balance, end of period	$142,940,794	$309,067,638	$452,008,432

Exploration
Balance, beginning of period	$38,531,290	$278,902	$38,810,192
Costs incurred in the period	79,815,741	255,455	80,071,196
Recoveries	(5,368,000)	-	(5,368,000)
Balance, end of period	$112,979,031	$534,357	$113,513,388
Balance, September 30, 2012	$255,919,825	$309,601,995	$565,521,820

	Year ended December 31, 2011

	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$140,935,890	$309,064,110	$450,000,000
Additions in the period	1,952,277	-	1,952,277
Balance, end of year	$142,888,167	$309,064,110	$451,952,277

Exploration
Balance, beginning of year	$-	$-	$-
Costs incurred in the period	41,911,290	278,902	42,190,192
Recoveries	(3,380,000)	-	(3,380,000)
Balance, end of year	$38,531,290	$278,902	$38,810,192
Balance, December 31, 2011	$181,419,457	$309,343,012	$490,762,469

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars)

3.             MINERAL INTERESTS (Cont’d)

Snowfield and Brucejack Projects

During the year ended December 31, 2011, the Company entered into a purchase agreement to acquire certain mineral claims in Northwest British Columbia, adjacent to the Company’s claims that include the Brucejack and Snowfield Projects, for $750,000.  The Company paid cash of $150,000 upon closing of the acquisition, $200,000 on the first anniversary of closing and is committed to paying $400,000 on the second anniversary of closing.

In relation to the Brucejack Project, the Company has $1,139,000 of restricted cash comprised of $889,000 in the form of Guaranteed Investment Certificates as security deposits with various government agencies in relation to close down and restoration provisions for the Projects and $250,000 in the form of a letter of credit which represents the cash collateral to a vendor in respect of high purchasing volume.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

4.             CAPITAL AND RESERVES

Authorized Share Capital

At September 30, 2012, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On February 17, 2012, the Company closed a private placement of 1,250,000 flow-through common shares at a price of $18.50 per flow-through share for aggregate gross proceeds of $23,125,000.  The Company bifurcated the gross proceeds between share capital of $19,437,500 (before share issue costs of $1,222,326) and flow-through share premium of $3,687,500.

On March 19, 2012, the Company filed a final short form base shelf prospectus that will allow for an offering of up to an aggregate principal amount of $180 million of securities, which includes up to $36 million in common shares owned by Silver Standard that may be offered by way of a secondary offering under the prospectus.

On May 9, 2012, the Company completed a prospectus offering of 5,554,500 common shares at a price of $14.50 per share for aggregate gross proceeds of $80,540,250.  After deducting share issuance costs of $4,391,916, net proceeds were $76,148,334.

On August 24, 2012, the Company closed a private placement of 1,150,000 flow-through common shares at a price of $18.00 per flow-through share for aggregate gross proceeds of $20,700,000.  The Company bifurcated the gross proceeds between share capital of $17,399,500 (before share issue costs of $1,534,706) and flow-through share premium of $3,300,500.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars)

4.           CAPITAL AND RESERVES (Cont’d)

Share Option Plan

Continuity of share purchase options for the nine months ended September 30, 2012 is as follows:
Expiry date	Exercise price ($)	December 31, 2011	Granted	Exercised /Forfeited	September 30, 2012	Exercisable
December 21, 2015	6.00	2,725,000	-	-	2,725,000	2,725,000
January 28, 2016	6.10	1,575,000	-	-	1,575,000	1,575,000
February 10, 2016	8.73	100,000	-	-	100,000	100,000
March 16, 2016	11.01	645,000	-	-	645,000	645,000
August 11, 2016	9.55	125,000	-	(11,250)	113,750	82,500
November 2, 2016	9.73	275,000	-	-	275,000	137,500
December 15, 2016	11.78	1,435,000	-	(1,800)	1,433,200	715,700
January 24, 2017	16.40	-	115,000	-	115,000	57,500
March 8, 2017	17.46	-	10,000	-	10,000	10,000
April 6, 2017	14.67	-	20,000	-	20,000	5,000
May 10, 2017	13.50	-	10,000	-	10,000	2,500
May 14, 2017	14.71	-	75,000	-	75,000	18,750
July 19, 2017	13.54	-	100,000	-	100,000	25,000
		6,880,000	330,000	(13,050)	7,196,950	6,099,450

Weighted average exercise price		$7.95	$14.99	$9.86	$8.27
Weighted average remaining contractual life (years)					3.57

The total stock option expense for the nine month period ended September 30, 2012 is $9,135,705 of which $4,570,692 has been expensed in the statement of loss and $4,565,013 has been capitalized to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the nine month period ended September 30, 2012 using the Black-Scholes option pricing model:

	Nine months ended September 30
	2012	2011
Risk-free interest rate	1.32%	2.25%
Expected volatility	67.81%	54.21%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars)

5.	RELATED PARTIES

Transactions with Key Management Personnel

Key management personnel compensation:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Salaries and management fees	$274,000	$257,333	$822,000	$748,000
Share based compensation	655,662	1,297,438	4,047,312	6,968,928
	$929,662	$1,554,771	$4,869,312	$7,716,928

Receivable from Silver Standard

The Company and Silver Standard have an agreement to share certain share issuance costs related to the Company’s IPO and subsequent sales of the Company’s shares by Silver Standard (the “Secondary Offering”). The Company had recorded a receivable of $501,989 due from Silver Standard at December 31, 2011 with a corresponding offset to share issuance costs.  This amount was repaid in the three months ended March 31, 2012.

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Explorations Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield Projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, BC